December 21, 2007

Ms. Donna Levy

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street

Washington, D.C. 20549

Re: Olympus Pacific Minerals Inc.

Amendment to Annual Report on Form 20-F for the year ended December 31, 2006

Filed on July 13, 2007

File No. 0-52324

Dear Ms. Donna Levy:

On behalf of Olympus Pacific Minerals Inc. (the “Company”), we are filing the amended annual form on 20-F and enclosed are the responses to the comments to the Staff’s December 14, 2007 comment letter (“Comment Letter”) as follows:

General

1.

We note that you have filed your annual report on Form 20-F. Please amend your annual report on Form 20-F to make it consistent with the disclosures currently in your registration statement on Form 20-F. While our further comments relate to disclosure in your amended registration statement on Form 20-F, please respond by amending your annual report on Form 20-F, as opposed to your registration statement on Form 20-F.

Response:  We have amended our annual report to reflect disclosures in our registration statement on Form 20-F.  We have also inserted an explanatory paragraph in the annual report on Form 20-F at the request of Lily Dang to explain the significant amendments and the reasons thereof.

2.

In section 6B.1 of the registration statement on Form 20-F, entitled "Termination Agreements for Directors and Senior Officers," on page 60, you discuss the provisions of Messrs. Seton, Tiedermann and Mr. Jones' agreements with the company. To aid an investor's understanding, please revise your disclosure in your annual report on Form 20-F to succinctly describe the material terms of each agreement, as opposed to repeating actual language from the agreements. Eliminate run-on paragraphs and embedded lists. Use short sentences and bullet points, Avoid unnecessary defined terms, such as your use of the definition "Consultant" to refer to Mr. Seton.

Response:  We have amended Item 6B.1 to address the above comments in the amended annual Form 20-F.

3.

We note that on Table No.7 on page 59 of your registration statement on Form 20-F you show that Mr. Dahn was awarded options in 2004, 2005 and 2006. However, on Table 9 no options are shown for Mr. Dahn. Please advise, and in your amendment to your annual report on Form 20-F please, as necessary, make the disclosure consistent.

Response:  Table No.7 (as at December 31, 2006) and Table No. 9 (as at June 30, 2007) are prepared as at different dates.  The difference in the number of options held by Mr. Dahn on the two tables is the result of his exercising of options.  Consequently, no amendments are required to the tables.

The Company acknowledges that:

1.

It is responsible for the adequacy and accuracy of the disclosure in this filing;

2.

Staff comments or changes to disclosure in response to the SEC’s staff comments do not foreclose the SEC from taking any action with respect to this filing;

3.

It may not assert staff comments as defense in any proceeding initated by the SEC or any person under federal securities laws of the United States.

Please acknowledge receipt by faxing confirmation of receipt to (416)572-4202. Please call if you have any questions.

Sincerely,

“signed”

Peter Tiedemann

Chief Financial Officer